





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONELIVING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 NORTH CLARK STREET, SUITE 200
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. MILES 312-670-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. MILES _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STONELIVING SECURITIES LLC _____ , as

of March 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

> OFFICIAL SEAL
> ABBY GATES
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 11/03/2021


Notary Public

_____
Signature

COO
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StoneLiving Securities, LLC

Financial Report
with Supplemental Information
March 31, 2020

StoneLiving Securities, LLC

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	9
Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	10
Exemption Report SEC Rule 17a-5(d)(4) and Report of Independent Registered Public Accounting Firm Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii)	11-12

Report of Independent Registered Public Accounting Firm

To the Members
StoneLiving Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StoneLiving Securities, LLC as of March 31, 2020; the related statements of operations, changes in members' equity, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StoneLiving Securities, LLC as of March 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StoneLiving Securities, LLC's management. Our responsibility is to express an opinion on StoneLiving Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StoneLiving Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information pursuant to Rule 17-a5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of StoneLiving Securities, LLC's financial statements. The supplemental information is the responsibility of StoneLiving Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as StoneLiving Securities, LLC's auditor since 2011.
Chicago, Illinois
May 19, 2020

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2020

Assets

Cash	$ 1,328,872
Prepaid expenses and other assets	4,421
Total assets	**$ 1,333,293**

Liabilities and Members' Equity

Liabilities - Accrued expenses	$ 15,364
Members' Equity	1,317,929
Total liabilities and members' equity	**$ 1,333,293**

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2020

Revenue - Investment banking	$ 1,125,000
Expenses	
Salaries and wages - Others	370,394
Salaries and wages - Members	122,123
Professional fees	48,389
Occupancy and equipment	48,302
Communication	26,332
State registration and filing fees	17,631
Office	14,887
Other	1,354
Total expenses	649,412
Net Income	**$ 475,588**

StoneLiving Securities, LLC

Statement of Changes in Members' Equity
Year Ended March 31, 2020

Balance - As of April 1, 2019	$ 1,701,322
Net income	475,588
Members' distributions	(858,981)
Balance - As of March 31, 2020	**$ 1,317,929**

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2020

Cash Flows from Operating Activities	
Net income	$ 475,588
Adjustments to reconcile net income to net cash provided by operating activities	
Change in prepaid expenses and other assets	(2,344)
Change in accrued expenses	(294,505)
Net cash provided by operating activities	178,739
Cash Flows from Financing Activities - Members' distributions	(858,981)
Net Decrease in Cash	(680,242)
Cash - Beginning of year	2,009,114
Cash - End of year	**$ 1,328,872**

StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the "Affiliate").

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition - Investment banking revenue includes success fees earned from providing merger and acquisition and other advisory services to clients. Such revenue is recognized when the performance obligations are satisfied. This normally occurs at closing of the transaction or termination of the contract.

StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement - In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to the accounting for leases (ASU 2016-02, Leases (Topic 842)) which requires a lessee to recognize a lease liability and a Right to Use Asset on its balance sheet for all leases - including operating leases – with initial noncancelable terms in excess of one year. The adoption of this new lease standard did not have an impact to the Company's financial position as all leases had terms of less than one year.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2020, the Company had net capital of $1,313,508, of which $1,308,508 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.0.

Note 3 - Major Customers

During the year ended March 31, 2020, the Company's fee revenue was attributable to three customers. There were no balances owed from these customers as of March 31, 2020.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from April 1, 2019 through March 31, 2020, the amount of expenses paid by the Company to the Affiliate was $454,390. As of March 31, 2020, the Company owed the Affiliate $4,877, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2020 was paid in April 2020.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2020.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 19, 2020 the date the financial statements were issued. As part of this evaluation, the COVID-19 pandemic arose with a related monetary easing by the Federal Reserve. As there are no account balances subject to significant estimates at March 31, 2020 and it is not yet possible to estimate the impact on future earnings, no financial implications are reflected in the March 31, 2020 financial statements.

Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2020

Total Members' Capital	$	1,317,929
Deductions and/or Charges		
Non-allowable assets		4,421
Net capital before haircuts		1,313,508
Haircuts		-
Net capital		1,313,508
Net Capital Requirement		5,000
Excess net capital	$	1,308,508
Aggregate Indebtedness	$	15,364
Ratio of Aggregate Indebtedness to Net Capital		0.01 to 1.0

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2020.

Note: The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to the Possession or Control Requirements under Rule 15c3-3."

STONELIVING SECURITIES LLC

443 North Clark · Suite 200 · Chicago, Illinois · 60654

EXEMPTION REPORT

SEC RULE 17a-5(d)(4)

May 19. 2020

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

StoneLiving Securities, LLC, (the "Company"), is a broker-dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended March 31, 2020.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Stephen Miles

Title: CEO

Report of Independent Public Accounting Firm

To the Members
StoneLiving Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) StoneLiving Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which StoneLiving Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) StoneLiving Securities, LLC stated that StoneLiving Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. StoneLiving Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StoneLiving Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
May 19, 2020

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-upon Procedures**

To the Members
StoneLiving Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by StoneLiving Securities, LLC and the Securities Investor Protection Corporation with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of StoneLiving Securities, LLC for the year ended March 31, 2020, solely to assist you and SIPC in evaluating StoneLiving Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). StoneLiving Securities, LLC's management is responsible for StoneLiving Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2020 with the total revenue amount reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
May 19, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 03/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

STONELIVING SECURITIES LLC
443 NORTH CLARK STREET
SUITE 200
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Miles - 312-670-5901

WORKING COPY

2. A. General Assessment (item 2e from page 2) $1,688

B. Less payment made with SIPC-6 filed (**exclude interest**) (75)

10/25/19
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,613

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1,613

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1,613

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STONELIVING SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 8 day of May, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/19
and ending 3/31/20

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,125,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   0

Total deductions   0

2d. SIPC Net Operating Revenues $ 1,125,000

2e. General Assessment @ .0015 $ 1,688

(to page 1, line 2.A.)

2